DIRECTORS POLICY FOR
                                 CITY DIRECTOR

                             Director's Commitment

                        The position of a bank Director is a position of trust. That is the cardinal rule the governs all actions of directors and form which other duties flow. A director assumes prudent responsibilities to serve different constituents when a person accepts that position. The above constituents include the institution, the shareholder, the depositors, and management. All these constituents have a right to expect the institution to be managed by its directors in a prudent, safe and sound manner.

                        How can a Director best serve the community? The Director can sell the company's services. To be a Director is to have a splendid opportunity for service to one's community. It asks of each person that they bring to the company's affairs that same business skill and judgment which had made him/her a success in his/her own business and personal affairs. But, in addition, today's corporate director must serve as a salesperson for his/her company.

Election of Directors

                        Directors will be nominated by a committee consisting of the City President, Chairman, Vice Chairman and Secretary of each City Board. A list of nominees must be submitted to the board of directors of Community Bank by March 1. City Directors will be elected by a majority vote of the board of directors of Community Bank at its annual meeting.

Term of Service

                        Directors shall be elected to serve one year term.

Attendance

                        Each Director of the company is required to attend a minimum of 75% of the regularly scheduled board meetings and shall not be absent for more than two consecutive meetings. Violation of the attendance provision will be considered as a resignation of the Director. In the event of noncompliance with the attendance requirements, a director may present special circumstances for consideration by the board and the requirements may be waived by majority vote of the board of directors.





Compensation

                        Each director shall receive annual compensation of $1,800 for service as a director. Payment shall be made in whole shares of

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Community  Bancshares,  Inc.  $.10  par  value  common stock.  Payment for the year's service shall be made during the month of February in the year following the year of the director's election. The number of shares issued as compensation shall be determined by dividing the annual compensation ($1,800) by the most recent independent evaluation of the share less than 0.5 shares. Fractional shares of 0.5 shares or greater shall be rounded to the next highest whole number.

Retirement and Resignation

                        Mandatory retirement is 72. Retirement or resignation is mandatory where the health, business, or conflicts of interest of the director prevent him/her from performing the normal, usual, and customary responsibilities of a director.

Meeting Dates

                        Each City Board shall meet at such time monthly as the respective City Board shall determine.



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